PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
To Prospectus Dated December 12, 1997,                Registration No. 333-38113
As Supplemented to Date

                                  $115,000,000

                             CAREMATRIX CORPORATION

                 6-1/4% Convertible Subordinated Notes due 2004
                                      and
               Shares of Common Stock, Par Value $.05 Per Share,
                        Issuable Upon Conversion Thereof

     This Prospectus Supplement relates to the resale by the holders listed below of up to $3,032,000 aggregate principal amount of 6-1/4% Convertible Subordinated Notes due 2004 of CareMatrix Corporation. Those Notes were originally issued by CareMatrix in private placements in August and October of 1997 under CareMatrix's Registration Statement on Form S-3 (No. 333-38113). You should read this Supplement together with the Prospectus dated December 12, 1997, as supplemented to date. All capitalized terms used but not defined in this Supplement shall have the meanings given them in the Prospectus.

     Based on information provided to CareMatrix by the holders listed below, the following holders may sell the principal amount of Notes opposite their respective names pursuant to this Prospectus, as supplemented to date. To the best of our knowledge, the Notes listed below represent all the Notes held by such holders.

                                                                 Principal
  Beneficial Holder                                          Amount of Notes
  BancBoston Robertson Stephens(1)........................      $2,909,000
  TQA Arbitrage Fund, L.P. ...............................         $55,000
  Lehman Brothers Inc. ...................................         $50,000
  Dunham & Associates III ................................         $18,000

----------------

(1) BancBoston Robertson Stephens ("BancBoston") has acted as an Initial Purchaser and as an underwriter for CareMatrix. In addition, BancBoston has entered into a Securities Lending Agreement with certain shareholders of CareMatrix with respect to their shares of Common Stock of CareMatrix, which shares of Common Stock have been registered under the Securities Act.

     Additional information concerning the Selling Securityholders (including each of the holders listed above) may be set forth from time to time in additional supplements to the Prospectus. The total outstanding aggregate principal amount of the Notes is $115,000,000. The closing price of CareMatrix's Common Stock as reported on the American Stock Exchange on November 20, 1998 was $30.9375 per share.

      The Notes are unsecured obligations of CareMatrix. They are subordinated to all present and future Senior Indebtedness of CareMatrix and effectively subordinated to all liabilities of CareMatrix's subsidiaries. As of September 30, 1998, CareMatrix had no Senior Indebtedness. CareMatrix's subsidiaries had approximately $60.3 million of indebtedness and other liabilities to which the Notes would have been effectively subordinated. The Indenture does not limit the ability of CareMatrix or its subsidiaries to incur more indebtedness.

     The Notes are neither listed on a national securities exchange nor quoted on an automated quotation system. The Notes are eligible, however, for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes sold pursuant to the Registration Statement will no longer be eligible for trading in the PORTAL Market.

           The date of this Prospectus Supplement is November 24, 1998